Exhibit 12

Statement re Computation of Ratio
of Earnings to Fixed Charges

FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended May 31,
	2002	2001	2000	1999	1998
	(In millions, except ratios)
Earnings:
Income before income taxes	$703	$786	$843	$771	$735
Add back:
Interest expense, net of capitalized interest	74	75	82	91	118
Amortization of debt issuance costs	1	1	1	9	1
Portion of rent expense representative of interest factor	594	563	575	535	500

Earnings as adjusted	$1,372	$1,425	$1,501	$1,406	$1,354

Fixed charges:
Interest expense, net of capitalized interest	$74	$75	$82	$91	$118
Capitalized interest	23	23	30	35	31
Amortization of debt issuance costs	1	1	1	9	1
Portion of rent expense representative of interest factor	594	563	575	535	500

	$692	$662	$688	$670	$650

Ratio of earnings to fixed charges	2.0	2.2	2.2	2.1	2.1